November 15, 2005

By U.S. mail and facsimile to (513) 458-2644

Mr. Dennis W. Blazer
Vice President - Finance and Administration and
Chief Financial Officer
Ceco Environmental Corp
3120 Forrer Street
Cincinnati, OH  45209

	RE:  	Ceco Environmental Corp
		Form 8-K Item 4.01
		Filed November 15, 2005
		File # 000-07099

Dear Mr. Blazer:

      We have reviewed your filing and have the following comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure that there were no reportable events, as
defined in Item 304(a)(1)(v) of Regulation S-K, that occurred during the most recent two fiscal years and through November 9, 2005. However, you have amended your Form 10-K for year ended December 31, 2003 and the subsequent Form 10-Q`s filed during 2004 to restate your financial statements for 2001 through 2003 and for the three quarters of 2004 due to a material weakness that existed in your internal controls over financial reporting and therefore concluded that the Company`s disclosure controls and procedures were not effective as of December 31, 2003. Revise your Form 8-K to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination. In your revised filing, describe in detail the nature of your internal control weakness.

2. To the extent that you make changes to the Form 8-K to comply with our comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.


*  *  *  *  *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

								Sincerely,



								Ryan Rohn
								Staff Accountant
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Mr. Dennis W. Blazer
Ceco Environmental Corp
November 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE